SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

Leonard A. Potter President and Managing Member Wildcat Capital Management, LLC 888 Seventh Avenue New York, NY 10106 (212) 468-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	13D	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,499,936 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,499,936 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,936 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock (as defined herein) outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2016.

CUSIP No. 83587F202	13D	Page 3 of 17 Pages

1		NAMES OF REPORTING PERSONS Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 184,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 184,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 4 of 17 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 5 of 17 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 6 of 17 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 7 of 17 Pages

1		NAMES OF REPORTING PERSONS Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 8 of 17 Pages

1		NAMES OF REPORTING PERSONS Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 9 of 17 Pages

1		NAMES OF REPORTING PERSONS James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock of Sorrento Therapeutics, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”). The principal executive offices of the Issuer are located at 9830 Judicial Drive, San Diego, California, 92121.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of Wildcat Capital Management, LLC (“Wildcat”), Wildcat – Liquid Alpha, LLC (“WLA”), Infinity Q Capital Management, LLC (“IQCM”), Infinity Q Management Equity, LLC (“IQME”), Infinity Q Diversified Alpha Fund (“IQDA”), Bonderman Family Limited Partnership (“BFLP”), Leonard A. Potter and James Velissaris (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of Wildcat, IQCM, IQME, IQDA, Leonard A. Potter and James Velissaris is 888 7th Avenue, 37th Floor, New York, New York 10106. The principal business address of each of BFLP and WLA is 301 Commerce Street, Suite 3150, Fort Worth, Texas 76102.

WLA holds 184,000 shares of Common Stock (the “WLA Shares”) and BFLP holds 2,315,936 shares of Common Stock (the “BFLP Shares”). Wildcat may be deemed to beneficially own the WLA Shares and the BFLP Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of each of the WLA and BFLP operating agreements and an investment management agreement by and between Wildcat and each of WLA and BFLP, respectively. Pursuant to the terms of the investment management agreement, each of WLA and BFLP (i) delegates investment power with respect to the WLA Shares and the BFLP Shares, respectively, to Wildcat and (ii) may direct Wildcat to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by BFLP or WLA upon 15 days’ prior written notice or by Wildcat upon 90 days’ prior written notice. BFLP owns a majority of the outstanding membership interests of WLA and may be deemed to beneficially own the WLA Shares.

IQCM may be deemed to beneficially own 123,597 shares of Common Stock held by IQDA (the “IQDA Shares”) based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of an investment management agreement by and between IQCM and Trust for Advised Portfolios on behalf of IQDA. Pursuant to the terms of the investment management agreement, IQDA (i) delegates investment power with respect to the IQDA Shares to IQCM and (ii) may direct IQCM to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by either party upon 60 days’ prior written notice. As the members of IQCM, each of BFLP and IQME has the right to appoint one manager of IQCM, and each of BFLP and IQME may be deemed to beneficially own the IQDA Shares. Mr. Velissaris is the sole manager of IQME. Because of the relationship of Mr. Velissaris to IQME, Mr. Velissaris may be deemed to beneficially own the IQDA Shares.

Mr. Potter is an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the WLA Shares and the BFLP Shares.

Messrs. Potter and Velissaris are co-managers, and Chief Executive Officer and Chief Investment Officer, respectively, of IQCM. Because of the relationship of Messrs. Potter and Velissaris to IQCM, each of Messrs. Potter and Velissaris may be deemed to beneficially own the IQDA Shares.

The principal business of each of WLA, IQDA, IQME and BFLP is to make investments. The principal business of Wildcat is to serve as an investment adviser that makes or recommends investments in securities of companies for WLA, BFLP and certain other clients. The principal business of IQCM is to serve as an investment adviser and commodity pool operator that makes investments across various markets and asset classes. IQCM is managed separately and operated independently of Wildcat. IQCM employs its own investment strategy and operates in accordance with its own investment mandate, including the independent exercise of voting and investment powers with respect to securities held directly by IQDA. Accordingly, (i) each of Wildcat and WLA

Page 10 of 17 Pages

disclaims beneficial ownership of any shares of Common Stock beneficially owned by IQCM, IQME, IQDA and Mr. Velissaris, (ii) except to the extent indicated herein in respect of shares of Common Stock that WLA holds, WLA disclaims beneficial ownership of any shares of Common Stock beneficially owned by Wildcat, BFLP and Mr. Potter and (iii) each of IQCM, IQME, IQDA and Mr. Velissaris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Wildcat or WLA, and, except to the extent indicated herein in respect of shares of Common Stock that IQCM, IQME, IQDA or Mr. Velissaris hold, any shares of Common Stock beneficially owned by BFLP and Mr. Potter.

Wildcat, WLA, IQCM and IQME are Delaware limited liability companies. IQDA is a series of Trust for Advised Portfolios, a Delaware statutory trust. BFLP is a Texas limited partnership.

The present principal occupation of Leonard A. Potter is President and Chief Investment Officer of Wildcat, Chief Executive Officer of IQCM and officer, director and/or manager of other affiliated entities.

The present principal occupation of James Velissaris is Chief Investment Officer of IQCM and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of Wildcat, WLA, IQCM, IQME, IQDA and BFLP are listed on Schedule I hereto.

Each of Messrs. Potter, Velissaris and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds used for the acquisition of the shares was the working capital of WLA, IQDA, and BFLP.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Issuer's Common Stock for investment purposes, in the ordinary course of business. Since acquiring the Common Stock, Wildcat has engaged in ordinary course discussions with the Issuer’s chief executive officer regarding the Reporting Persons’ views and analysis of the Issuer’s operations, business development and future capital requirements.

On April 4, 2016, the Issuer announced that it had entered into “definitive agreements” with certain investors (the “Investors”) whereby the Investors would invest up to approximately $150 million in private placements of newly issued Common Stock at $5.55 per share and receive warrants to purchase Common Stock with an exercise price of $8.50 per share (collectively, the “Transactions”). The Reporting Persons understand that, if completed, the Transactions may result in the Issuer issuing up to 32,317,966 shares of Common Stock to the Investors, representing over 45% of the Issuer’s outstanding shares post-Transactions (based on a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016). Following announcement of the Transactions, beginning on April 4, 2016, Wildcat engaged in discussions with other current shareholders of the Issuer regarding the Transactions and such shareholders’ concerns regarding the significant dilution that would occur if the Transactions were consummated and the lack of information and disclosure provided by the Issuer regarding the Transactions. Wildcat determined to send a demand letter pursuant to Section 220 of the Delaware General Corporation Law (“220 Letter”) on April 8, 2016.

Page 11 of 17 Pages

On April 11, 2016, WLA submitted a 220 Letter which highlighted serious concerns regarding the Transactions and demanding the right to inspect certain books and records of the Issuer relating to the Transactions. A copy of the demand letter is attached as Exhibit 2. WLA may take further steps to obtain access to books and records, including by commencing litigation to enforce its demand. Wildcat further is investigating whether the Transactions may require shareholder approval under the Nasdaq Stock Market Rules, and may discuss its concerns with management or directors of the Issuer, other shareholders and regulators.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may continue to discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, regulators, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, which is based on information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,623,533 shares of Common Stock, which constitutes approximately 6.8% of the outstanding Common Stock.

(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Page 12 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
2.	Demand for Inspection of Books and Records, dated April 11, 2016.
Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President

Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Page 14 of 17 Pages

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter

James Velissaris

By: /s/ James Velissaris
Name: James Velissaris

Page 15 of 17 Pages

Schedule I

Addresses for those individuals listed under Wildcat Capital Management, LLC, Infinity Q Capital Management, LLC and Infinity Q Management Equity, LLC are 888 Seventh Avenue, 37th Floor, New York, NY 10106.

Addresses for those individuals listed under Bonderman Family Limited Partnership and Wildcat – Liquid Alpha, LLC are 301 Commerce Street, Suite 3150, Fort Worth, TX 76102.

Name	Title
Wildcat Capital Management, LLC
Leonard A. Potter	President and Chief Investment Officer
Victoria Olson	Chief Compliance Officer
Wildcat – Liquid Alpha, LLC
Clive Bode	President
John Viola	Vice President and Treasurer
Sherri Conn	Secretary
Infinity Q Capital Management, LLC
Leonard A. Potter	Chief Executive Officer
James Velissaris	Chief Investment Officer
Scott Lindell	Chief Risk Officer and Chief Compliance Officer
Infinity Q Management Equity, LLC
James Velissaris	Sole Manager
Bonderman Family Limited Partnership
Clive Bode	President

Page 16 of 17 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
2.	Demand for Inspection of Books and Records, dated April 11, 2016.

_________________

*Incorporated herein by reference to the Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, dated as of April 18, 2016, which was previously filed with the SEC as Exhibit 1 to Schedule 13G filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

Page 17 of 17 Pages